Exhibit 7.1

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Year ended 31 March
Under IFRS	2006	2005
	£m	£m

Financing costs per IFRS Consolidated Income Statement	1,120	880
One third of rental expense	323	303

Fixed charges (IFRS)(2)	1,443	1,183

(Loss)/profit before taxation from continuing operations	(14,853)	7,285
Share of profit in associated undertakings	(2,428)	(1,980)
Fixed charges	1,443	1,183
Dividends received from associated undertakings	835	1,896
Preference dividend requirements of a consolidated subsidiary	(74)	(71)

Earnings (IFRS)	(15,077)	8,313

Ratio of earnings to fixed charges	–	7.0
Deficiency between fixed charges and earnings	(16,520)	–

	Year ended 31 March
Under US GAAP(3)	2006	2006
	£m	£m

Fixed charges (IFRS)	1,443	1,183
Effect on financing costs due to proportionate consolidation of joint ventures	32	50
Effect on payments under operating due to proportionate consolidation of joint ventures	(74)	(64)

Fixed charges (US GAAP)	1,401	1,169

Earnings (IFRS)	(15,077)	8,313
Effect on profit before taxation due proportionate consolidation of joint ventures	1,534	(2,063)
GAAP adjustment for connection income	10	16
GAAP adjustment for goodwill and intangible assists	(14,299)	(15,534)
GAAP adjustment for impairment	15,377	475
GAAP adjustment for other	(42)	99
Dividends received from joint ventures	65	121
GAAP adjustment for fixed charges	(42)	(14)

Earnings (US GAAP)	(12,474)	(8,587)

Ratio of earnings to fixed charges	–	–
Deficiency between fixed charges and earnings	(13,875)	(9,756)

Notes:
1	All of the financial information presented in this exhibit is unaudited
2	Fixed charges include (1) interest expensed (2) amortised premiums, discounts and capitalised expenses related to indebtedness, (3) an estimate of the interest within rental expense, and (4) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.
3	For discussion of significant differences between IFRS and US GAAP and a reconciliation of net income between amounts calculated under IFRS and under US GAAP, see note 38 to the Consolidated Financial Statements.